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Exhibit 99.3

Cascades Inc.
Schedule of supplemental condensed consolidated financial information
As at December 31, 2003 and 2002 and
for the three-year period ended December 31, 2003
(In millions of Canadain dollars)

        The 7.25% unsecured senior notes ("senior notes") of the Company are fully and unconditionally guaranteed on a joint and several basis by the Company's subsidiaries located in Canada and the United States (the "Subsidiary Guarantors"). The senior notes are not guaranteed by the Company's other subsidiaries or by any of its joint ventures (the "Non-guarantor Subsidiaries"). The following supplemental condensed consolidated financial information sets forth, on an unconsolidated basis, the balance sheets as at December 31, 2003 and 2002 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 for Cascades Inc. (the "Parent Company"), and on a combined basis for the Subsidiary Guarantors and the Non-guarantor Subsidiaries. The supplemental condensed consolidated financial information, which has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), reflects the investments of the Parent Company in the Subsidiary Guarantors and the Non-guarantor Subsidiaries using the equity method.

a)    Condensed consolidated balance sheets under Canadian GAAP

	As at December 31, 2003
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	17	21	16	(27)	27
Accounts receivable	44	219	249	(18)	494
Inventories	14	288	199	—	501

	75	528	464	(45)	1,022
Property, plant and equipment	74	987	725	(150)	1,636
Other assets	1,852	97	85	(1,848)	186
Goodwill	—	19	107	(43)	83

	2,001	1,631	1,381	(2,086)	2,927

Liabilities and Shareholders' Equity
Current liabilities
Bank loans and advances	2	21	20	—	43
Accounts payable and accrued liabilities	39	211	221	(18)	453
Current portion of long-term debt	—	15	14	(11)	18

	41	247	255	(29)	514
Long-term debt	855	767	330	(860)	1,092
Other liabilities	49	163	139	(86)	265
Shareholders' equity
Capital stock	264	378	438	(816)	264
Retained earnings	778	145	178	(323)	778
Cumulative translation adjustments	14	(69)	41	28	14

	1,056	454	657	(1,111)	1,056

	2,001	1,631	1,381	(2,086)	2,927

	As at December 31, 2002
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Assets
Current assets
Cash and cash equivalents	—	15	23	—	38
Accounts receivable	41	262	237	(40)	500
Inventories	12	299	168	(1)	478

	53	576	428	(41)	1,016
Property, plant and equipment	72	996	699	(163)	1,604
Other assets	1,177	217	19	(1,153)	260
Goodwill	—	19	103	(43)	79

	1,302	1,808	1,249	(1,400)	2,959

Liabilities and Shareholders' Equity
Current liabilities
Bank loans and advances	2	84	14	—	100
Accounts payable and accrued liabilities	29	280	213	(39)	483
Current portion of long-term debt	1	136	36	(126)	47

	32	500	263	(165)	630
Long-term debt	183	502	274	89	1,048
Other liabilities	22	170	117	(93)	216
Shareholders' equity
Capital stock	268	463	370	(833)	268
Retained earnings	749	189	174	(363)	749
Cumulative translation adjustments	48	(16)	51	(35)	48

	1,065	636	595	(1,231)	1,065

	1,302	1,808	1,249	(1,400)	2,959

b)    Condensed consolidated statements of retained earnings under Canadian GAAP

	For the year ended December 31, 2003
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance—Beginning of year	749	189	174	(363)	749
Net earnings (loss) for the year	55	(8)	20	(12)	55
Dividends on common shares	(13)	(49)	(16)	65	(13)
Dividends on preferred shares	(1)	(1)	—	1	(1)
Excess of common share redemption price on their paid-up capital	(2)	14	—	(14)	(2)
Excess of redemption price of preferred shares of a subsidiary on their recorded capital	(10)	—	—	—	(10)

Balance—End of year	778	145	178	(323)	778

	For the year ended December 31, 2002
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance—Beginning of year	594	188	124	(312)	594
Net earnings for the year	169	71	66	(137)	169
Dividends on common shares	(10)	(27)	(16)	43	(10)
Dividends on preferred shares	(1)	(1)	—	1	(1)
Excess of common share redemption price on their paid-up capital	(3)	—	—	—	(3)
Effect of transaction with parent company	—	(42)	—	42	—

Balance—End of year	749	189	174	(363)	749

	For the year ended December 31, 2001
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Balance—Beginning of year	495	163	103	(266)	495
Net earnings for the year	109	41	43	(84)	109
Dividends on common shares	(9)	(15)	(22)	37	(9)
Dividends on preferred shares	(1)	(1)	—	1	(1)

Balance—End of year	594	188	124	(312)	594

c)     Condensed consolidated statements of earnings under Canadian GAAP

	For the year ended December 31, 2003
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	74	2,194	1,310	(129)	3,449
Cost of delivery	4	119	99	—	222

Net sales	70	2,075	1,211	(129)	3,227

Cost of sales and expenses
Cost of sales	45	1,744	961	(129)	2,621
Selling and administrative expenses	11	214	130	1	356
Depreciation and amortization	7	88	63	(13)	145

	63	2,046	1,154	(141)	3,122

Operating income	7	29	57	12	105
Interest expense	12	49	23	(1)	83
Foreign exchange gain on long-term debt	(50)	(13)	(9)	—	(72)
Unusual losses	—	12	10	—	22
	45	(19)	33	13	72
Provision for (recovery of) income taxes	8	(11)	13	4	14
Share of results of significantly influenced companies	(18)	2	—	19	3
Share of earnings attributed to non-controlling interests	—	(2)	—	2	—

Net earnings (loss) for the year	55	(8)	20	(12)	55

	For the year ended December 31, 2002
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	70	2,355	1,276	(110)	3,591
Cost of delivery	3	120	93	—	216

Net sales	67	2,235	1,183	(110)	3,375

Cost of sales and expenses
Cost of sales	47	1,765	889	(109)	2,592
Selling and administrative expenses	3	225	130	1	359
Depreciation and amortization	7	88	57	(13)	139

	57	2,078	1,076	(121)	3,090

Operating income	10	157	107	11	285
Interest expense	7	42	24	(1)	72
Foreign exchange loss (gain) on long-term debt	—	(1)	—	1	—
Unusual losses (gains)	—	10	(6)	—	4

	3	106	89	11	209
Provision for (recovery of) income taxes	(3)	39	23	2	61
Share of results of significantly influenced companies	(163)	(8)	—	149	(22)
Share of earnings attributed to non-controlling interests	—	4	—	(3)	1

Net earnings for the year	169	71	66	(137)	169

	For the year ended December 31, 2001
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Sales	61	2,117	1,150	(111)	3,217
Cost of delivery	2	104	88	—	194

Net sales	59	2,013	1,062	(111)	3,023

Cost of sales and expenses
Cost of sales	35	1,616	784	(110)	2,325
Selling and administrative expenses	7	205	108	(2)	318
Depreciation and amortization	7	85	55	(15)	132

	49	1,906	947	(127)	2,775

Operating income	10	107	115	16	248
Interest expense	10	47	29	—	86
Foreign exchange loss on long-term debt	—	7	7	—	14
Unusual losses (gains)	(27)	(4)	9	15	(7)

	27	57	70	1	155
Provision for income taxes	3	15	27	4	49
Share of results of significantly influenced companies	(85)	—	—	82	(3)
Share of earnings attributed to non-controlling interests	—	1	—	(1)	—

Net earnings for the year	109	41	43	(84)	109

        d)    Condensed consolidated statements of cash flows under Canadian GAAP

	For the year ended December 31, 2003
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Operating activities
Net earnings (loss) for the year	55	(8)	20	(12)	55
Adjustments for
Depreciation and amortization	7	88	63	(13)	145
Foreign exchange gain on long-term debt	(50)	(13)	(9)	—	(72)
Unusual losses	—	12	10	—	22
Future income taxes	17	(21)	(1)	4	(1)
Share of results of significantly influenced companies	35	2	—	(34)	3
Share of earnings attributed to non-controlling interests	—	(2)	—	2	—
Other	3	8	5	(2)	14

	67	66	88	(55)	166
Change in non-cash working capital components	3	(22)	(6)	(1)	(26)

	70	44	82	(56)	140

Investment activities
Purchases of property, plant and equipment	(9)	(62)	(51)	—	(122)
Other assets	(782)	(68)	(53)	890	(13)
Business acquisitions, net of cash acquired	—	(20)	(11)	—	(31)

	(791)	(150)	(115)	890	(166)

Financing activities
Bank loans and advances	—	(63)	2	—	(61)
Issuance of senior notes, net of related expenses	805	—	169	—	974
Change in revolving credit facilities, net of related expenses	131	57	1	(34)	155
Increase in other long-term debt	13	871	161	(993)	52
Payments of other long-term debt	(195)	(733)	(292)	166	(1,054)
Premium paid on redemption of long-term debt	—	(9)	(7)	—	(16)
Net proceeds from issuances of shares	2	58	10	(68)	2
Redemption of common shares and preferred shares of a subsidiary	(4)	(16)	—	—	(20)
Dividends	(14)	(50)	(16)	66	(14)

	738	115	28	(863)	18

Change in cash and cash equivalents during the year	17	9	(5)	(29)	(8)
Translation adjustments on cash and cash equivalents	—	(3)	(2)	2	(3)
Cash and cash equivalents—Beginning of year	—	15	23	—	38

Cash and cash equivalents—End of year	17	21	16	(27)	27

	For the year ended December 31, 2002
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Operating activities
Net earnings for the year	169	71	66	(137)	169
Adjustments for
Depreciation and amortization	7	88	57	(13)	139
Foreign exchange loss (gain) on long-term debt	—	(1)	—	1	—
Unusual losses (gains)	—	10	(6)	—	4
Future income taxes	(2)	9	2	4	13
Share of results of significantly influenced companies	(129)	(7)	—	114	(22)
Share of earnings attributed to non-controlling interests	—	4	—	(3)	1
Other	1	2	6	—	9

	46	176	125	(34)	313
Change in non-cash working capital components	(1)	—	13	—	12

	45	176	138	(34)	325

Investment activities
Purchases of property, plant and equipment	(7)	(72)	(49)	(1)	(129)
Other assets	(27)	(25)	—	31	(21)
Business acquisitions, net of cash acquired	(2)	(100)	(29)	—	(131)
Business disposals, net of cash disposed	—	4	—	—	4

	(36)	(193)	(78)	30	(277)

Financing activities
Bank loans and advances	(3)	6	(3)	—	—
Increase in long-term debt	6	54	33	(4)	89
Payments of long-term debt	(1)	(47)	(70)	3	(115)
Non-controlling interests	—	—	—	(7)	(7)
Dividends	(11)	(28)	(16)	44	(11)
Other	—	32	—	(32)	—

	(9)	17	(56)	4	(44)

Change in cash and cash equivalents during the year	—	—	4	—	4
Translation adjustments on cash and cash equivalents	—	1	2	—	3
Cash and cash equivalents—Beginning of year	—	14	17	—	31

Cash and cash equivalents—End of year	—	15	23	—	38

	For the year ended December 31, 2001
	Parent Company $	Subsidiary Guarantors $	Non- guarantor Subsidiaries $	Elimination adjustments $	Consolidated $
Operating activities
Net earnings for the year	109	41	43	(84)	109
Adjustments for
Depreciation and amortization	7	85	55	(15)	132
Foreign exchange loss (gain) on long-term debt	—	7	7	—	14
Unusual losses (gains)	(27)	—	9	15	(3)
Future income taxes	2	(8)	4	4	2
Share of results of significantly influenced companies	(50)	—	—	47	(3)
Share of earnings attributed to non-controlling interests	—	1	—	(1)	—
Other	(2)	(2)	2	—	(2)

	39	124	120	(34)	249
Change in non-cash working capital components	1	45	19	—	65

	40	169	139	(34)	314

Investment activities
Purchases of property, plant and equipment	(5)	(50)	(61)	—	(116)
Other assets	(26)	(27)	(1)	52	(2)
Business acquisitions, net of cash acquired	—	(101)	(47)	—	(148)

	(31)	(178)	(109)	52	(266)

Financing activities
Bank loans and advances	(5)	(22)	11	—	(16)
Increase in long-term debt	8	50	6	(11)	53
Payments of long-term debt	(2)	(61)	(44)	25	(82)
Non-controlling interests	—	—	—	(5)	(5)
Dividends	(10)	(16)	(22)	38	(10)
Other	—	61	4	(65)	—

	(9)	12	(45)	(18)	(60)

Change in cash and cash equivalents during the year	—	3	(15)	—	(12)
Translation adjustments on cash and cash equivalents	—	1	1	—	2
Cash and cash equivalents—Beginning of year	—	10	31	—	41

Cash and cash equivalents—End of year	—	14	17	—	31

e)    Summary of differences between Canadian and United States generally accepted accounting principles

        The consolidated financial statements of the Company as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In addition, the supplemental condensed consolidated financial information presented in note a), b), c) and d) has been prepared in accordance with Canadian GAAP which differs in certain respects from United States generally accepted accounting principles ("U.S. GAAP"). Such differences as they relate to the Subsidiary Guarantors are summarized below.

Reconciliation of net earnings (loss), shareholders' equity and balance sheet

  i)
  The following summary sets out the material adjustments to the Subsidiary Guarantors' net earnings (loss), shareholders' equity, and balance sheet which would be made in order to reconcile to U.S. GAAP:

  Reconciliation of net earnings (loss) of Subsidiary Guarantors

	Note	2003 $	2002 $	2001 $
Net earnings (loss) under Canadian GAAP		(8)	71	41
U.S. GAAP adjustments:
Start-up costs	(ii)	(1)	3	5
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(iii)	5	2	(4)
Unrealized gains (losses) arising from change in fair values of commodity derivative financial instruments	(iv)	(1)	7	(5)
Unrealized gains (losses) from interest rate swaps	(v)	2	1	(3)
Employee future benefits	(vi)	2	1	(1)
Tax effect on above adjustments		(3)	(5)	3
Income taxes	(viii)	—	—	3
Dividends on preferred shares	(ix)	1	3	4

Net earnings (loss) under U.S. GAAP		(3)	83	43

  Reconciliation of shareholders' equity of Subsidiary Guarantors

	Note	2003 $	2002 $	2001 $
Shareholders' equity under Canadian GAAP		454	636	616
U.S. GAAP adjustments:
Start-up costs	(ii)	(6)	(5)	(8)
Unrealized exchange gains (losses) arising from foreign exchange forward contracts	(iii)	5	—	(2)
Unrealized gains (losses) arising from change in fair values of commodity derivative financial instruments	(iv)	1	2	(3)
Unrealized gains (losses) from interest rate swaps	(v)	—	(2)	(3)
Employee future benefits	(vi)	(2)	(4)	(5)
Minimum pension liability	(vii)	(16)	(15)	(6)
Tax effect on above adjustments		5	7	9

Shareholders' equity under U.S. GAAP		441	619	598

  Reconciliation of balance sheet of Subsidiary Guarantors

		2003		2002
	Note	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Other assets and goodwill (long-term)	(ii)(iii)(iv)(v)(vi)	116	116	236	231
Accounts payable and accrued liabilities	(iii)(iv)(v)	211	211	280	280
Long-term debt, excluding current portion	(ix)	767	767	502	449
Redeemable preferred shares		—	—	—	53
Other liabilities (long-term)	(iv)(vi)(vii)(ix)	163	177	170	181
Shareholders' equity	(ii) to (iv)	454	441	636	619
  ii)
  Under Canadian GAAP, start-up costs are deferred and amortized over a period not exceeding five years. Under U.S. GAAP, start-up costs are accounted for under Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-up Activities", and are included in the statement of earnings in the period they are incurred.

  iii)
  Under Canadian GAAP, gains and losses arising from foreign exchange forward contracts used to hedge anticipated sales or purchases are charged to earnings as an adjustment of sales or cost of sales when the underlying sale or purchase is recorded. Under U.S. GAAP, the foreign exchange forward contracts are not designated as hedges as defined in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities"; therefore, the unrealized gains and losses arising from these contracts are charged to earnings as they arise.

  iv)
  Under Canadian GAAP, gains and losses arising from swap commodity contracts are charged to earnings only when realized. Under U.S. GAAP, the unrealized gains and losses arising from these contracts, which do not meet the requirements of hedging as defined in SFAS 133 are charged to earnings. However, the net unrealized gain of $1.4 million after tax that existed upon the adoption of SFAS 133 and SFAS 138 on January 1, 2001 has been recorded to comprehensive earnings and is being transferred to earnings as the contracts mature.

  v)
  Under Canadian GAAP, unrealized gains and losses on interest rate swaps designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these contracts are not designated as hedges and therefore, the unrealized gains and losses are charged to earnings. In addition, the Company holds certain interest rate swap agreements for speculative purposes. Under both Canadian and U.S. GAAP, these instruments are marked to market on the balance sheet through earnings.

  vi)
  Before the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3461, "Employee Future Benefits", on January 1, 2000, the discount rate used in the measurement of pension costs and obligations under U.S. GAAP differed from the one used under Canadian GAAP. In addition, as allowed by Canadian GAAP before January 1, 2000, the Subsidiary Guarantors recognized post-employment costs and obligations using the cash basis of accounting. Under CICA 3461, the treatment of pension costs is not materially different from U.S. GAAP. The remaining adjustments result from the amortization of actuarial losses and gains which arose prior to January 1, 2000.

  vii)
  Under U.S. GAAP, a minimum pension liability adjustment must be recorded when the accumulated benefit obligation of a plan is greater than the fair value of its assets. The excess of its liability over the intangible asset, which can also be recorded for the plan, is recorded in comprehensive earnings in shareholders' equity.

  viii)
  Under Canadian GAAP, income tax rates of substantively enacted tax laws can be used to calculate future income tax assets and liabilities while under U.S. GAAP, only income tax rates of enacted laws can be used.

  ix)
  Under Canadian GAAP, dividends on mandatorily redeemable preferred shares of a subsidiary are charged to earnings as interest expense. Under U.S. GAAP, declared dividends prior to July 1, 2003 are charged to earnings but as non-controlling interests. Since July 1, 2003, in accordance with SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity", dividends are charged to earnings as interest expense.

    In addition, under U.S. GAAP, declared dividends prior to July 1, 2003 would have been shown as a financing activity in the cash flow statement. Since July 1, 2003, these dividends are shown as an operating activity, as they are under Canadian GAAP.

  x)
  Under U.S. GAAP, the premium paid on redemption of long-term debt would be classified as an operating activity and not as cash flow used in financing activities. In addition, under U.S. GAAP, financing charges incurred in 2003 amounting to $24 million would be classified as an operating activity rather than a financing activity.

  xi)
  Comprehensive earnings of Subsidiary Guarantors

	Note		2003 $	2002 $	2001 $
Net earnings (loss) under U.S. GAAP			(3)	83	43
Translation adjustments			(53)	(15)	(1)
Minimum pension liability adjustment, net of related income taxes	(xi	)(1)	(1)	(6)	(3)
Cumulative net gain on adoption of SFAS 133 and 138 on January 1, 2001, net of related income taxes	(xi	)(2)	—	—	1
Reclass to earnings of cumulative gain on adoption of SFAS 133 and 138, net of related income taxes	(xi	)(3)	—	(1)	—

Comprehensive earnings under U.S. GAAP			(57)	61	40

(1)
The minimum pension liability adjustment represents $0.5 million, $5.9 million and $3.4 million for the years ended December 31, 2003, 2002 and 2001 respectively, net of related income taxes of $0.2 million, $3.2 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001 respectively.

(2)
The cumulative net gain on adoption of SFAS 133 and 138 represents an adjustment of $1.4 million on January 1, 2001, net of related income taxes of $0.7 million.

(3)
The reclass to earnings of cumulative net gain on adoption of SFAS 133 and 138 represents income of $1.2 million and $0.2 million for the years ended December 31, 2002 and 2001 respectively, net of related income taxes of $0.6 million and $0.1 million for the years ended December 31, 2002 and 2001 respectively.

xii)
Accumulated other comprehensive earnings of Subsidiary Guarantors

	2003 $	2002 $
Cumulative translation adjustments	(69)	(16)
Cumulative minimum pension liability adjustments, net of tax	(10)	(9)

	(79)	(25)

  xiii)
  Changes in non-cash operating working capital components for the Subsidiary Guarantors are as follows:

	2003 $	2002 $	2001 $
Decrease (increase) in
Accounts receivable	12	7	20
Inventories	3	(19)	10
Increase (decrease) in
Accounts payable and accrued liabilities	(37)	12	15

	(22)	—	45

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Cascades Inc. Schedule of supplemental condensed consolidated financial information As at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 (In millions of Canadain dollars)